Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE

(In thousands, except per share amounts)

	Twelve months ended December 31,
	2003	2002	2001

BASIC:
Net loss	$(1,726)	$(2,844)	$(51,419)

Weighted average number of common shares outstanding	4,934	4,948	5,090

Net loss per common share	$(0.35)	$(0.57)	$(10.10)

ASSUMING DILUTION:
Net loss	$(1,726)	$(2,844)	$(51,419)

Weighted average number of common shares outstanding	4,934	4,948	5,090

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	—	—

Weighted average number of common and common equivalent shares	4,934	4,948	5,090

Net loss per common share, assuming dilution	$(0.35)	$(0.57)	$(10.10)